                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

     (Mark One)

    [x] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required).

     For the fiscal year ended December 31, 1995
                               -----------------

                                     Or

    [ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required).

     For the transition period from ________________ to _________________

     Commission File Number: 1-10160

          UNION PLANTERS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                            (Full Title of Plan)

                         UNION PLANTERS CORPORATION
      (Name of Issuer of Certain Securities Held Pursuant to the Plan)

                         7130 GOODLETT FARMS PARKWAY
                          MEMPHIS, TENNESSEE 38018
                               (901) 383-6000

                            REQUIRED INFORMATION

The Union Planters Corporation 401(k) Retirement Savings Plan is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as permitted by Paragraph 4.

The Union Planters Corporation 401(k) Retirement Savings Plan Financial Statements and Additional Information as of December 31, 1995 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

ADDITIONAL EXHIBIT:

        B    Consent of Price Waterhouse LLP

                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                             UNION PLANTERS CORPORATION 401(k)
                             RETIREMENT SAVINGS PLAN

Date:  June 21, 1996


                             By:  /s/ Emmett J. House
                                 -----------------------------------------------
                                 Emmett J. House, a Co-Administrator of the Plan

                             By:  /s/ M. Kirk Walters
                                 -----------------------------------------------
                                 M. Kirk Walters, a Co-Administrator of the Plan

                             By:  /s/ John W. Parker
                                 -----------------------------------------------
                                 John W. Parker, a Co-Administrator of the Plan

                                   EXHIBIT A

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 1995 AND DECEMBER 31, 1994

UNION PLANTERS COPORATION
401(K) RETIREMENT SAVINGS PLAN
INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION



                                                                   PAGE
Report of Independent Accountants                                     4

Financial Statements

 Statement of Net Assets Available for Benefits                       5

 Statement of Changes in Net Assets Available for Benefits            6

 Notes to Financial Statements                                     7-19

Additional Information

 Schedule of Investments at December 31, 1995                        20

 Schedule of Reportable Transactions for the Twelve-Month Period
 Ended December 31, 1995                                             21




         All other schedules required by the Department of Labor Rules and Regulations are omitted because they are not applicable or the required information is included in the financial
                       statements or accompanying notes.

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of the Union Planters Corporation 401(k)
Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Union Planters Corporation 401(k) Retirement Savings Plan (the "Plan") at December 31, 1995 and December 31, 1994, and the changes in net assets available for benefits for the twelve-month period ended December 31, 1995 and the one-month period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, various plans were merged with the Plan during the twelve-month period ended December 31, 1995.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA").
Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/Price Waterhouse LLP
Memphis, Tennessee
April 12, 1996

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS





                                                           DECEMBER 31,  DECEMBER 31,
                                                               1995          1994
                                                               ----          ----
ASSETS
 Investments, at fair value
  Short-term investments                                     $ 5,886,793   $ 5,084,861
  Common stock                                                22,407,430     2,740,449
  Equity common trust funds                                   24,802,719    17,798,486
  Fixed income common trust funds                             18,850,792    19,364,133
  Notes receivable from participants                             211,139       189,948
                                                             -----------   -----------

   Total investments (cost of $50,980,269 and $42,839,232
   at December 31, 1995 and December 31, 1994,
   respectively)                                             72,158,873    45,177,877

 Cash                                                             2,589             -
 Due from brokers                                               103,568     1,169,222
 Accrued interest and dividends receivable                       21,800         3,331
 Contributions receivable
  Employee                                                      190,472       146,864
  Employer                                                      114,225       135,092
                                                            -----------   -----------
     Total assets                                            72,591,527    46,632,386
                                                            -----------   -----------

LIABILITIES
 Due to brokers                                               1,145,314             -
 Due to Union Planters National Bank                                  -     1,543,779
                                                            -----------   -----------
   NET ASSETS AVAILABLE FOR BENEFITS                        $71,446,213   $45,088,607
                                                            ===========   ===========




  The accompanying notes are an integral part of these financial statements.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
==============================================================================



                                              FOR THE       FOR THE
                                            TWELVE-MONTH   ONE-MONTH
                                            PERIOD ENDED  PERIOD ENDED
                                            DECEMBER 31,  DECEMBER 31,
                                                1995          1994
                                                ----          ----

INVESTMENT INCOME
  Interest and dividends                     $   733,004   $    28,745
  Net realized gain on sale of investments     1,312,915         5,653
  Net change in unrealized appreciation
   in the fair value of investments           11,002,458       292,817
                                             -----------   -----------
    Net investment income                     13,048,377       327,215
                                             -----------   -----------

CONTRIBUTIONS AND ROLLOVERS
  Employee contributions                       5,044,314       313,607
  Employer contributions                       3,725,156       235,908
  Rollovers of assets (Note 7)                   127,014         1,877
                                             -----------   -----------
    Total contributions and rollovers          8,896,484       551,392
                                             -----------   -----------
    Total additions                           21,944,861       878,607

DISTRIBUTIONS
  Payments to participants                   (16,752,035)      (70,182)
                                             -----------   -----------
    Net increase                               5,192,826       808,425
    Mergers of other plans (Note 1)           21,164,780       614,919
    Net assets at beginning of period         45,088,607    43,665,263
                                             -----------   -----------
    NET ASSETS AT END OF PERIOD              $71,446,213   $45,088,607
                                             ===========   ===========




   The accompanying notes are an integral part of these financial statements.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- ---------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements of Union Planters Corporation (the "Corporation") 401(k) Retirement Savings Plan (the "Plan") are prepared using the accrual basis of accounting.

     BASIS OF PRESENTATION

     During the year ended December 31, 1995, various plans of the Corporation's subsidiaries were merged with the Plan as follows:


                                              MERGER          NET ASSETS
                    NAME                       DATE         AT MERGER DATE
                    ----                      ------        --------------

      Bank of Goodlettsville
      401(k) Plan                        January 6, 1995       $     1,275
      Final Transfer of Residual Assets

      Mid-South Bancorp, Inc.
      401(k) Plan                        February 27, 1995         371,328

      Mid South Bancshares, Inc.
      401(k) Plan                        April 3, 1995              95,361

      BNF Bancorp, Inc.
      401(k) Plan                        April 6, 1995             208,430

      Mercantile Bank
      Profit Sharing Plan                April 24, 1995            110,072

      Grenada Sunburst System Corp.
      401(k) Plan                        August 22, 1995        19,001,696

      First State Bancorporation, Inc.
      401(k) Plan                        December 18, 1995       1,376,618
                                                               -----------
                                                               $21,164,780
                                                               ===========

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    INVESTMENTS

    Investments of the Plan are stated at fair value determined by quoted prices in an active market, if available. The fair value shown for investments in common trust funds represents the estimated fair value as determined in good faith by the trustees of the funds. Many factors are considered in arriving at fair value; however, the realization value is the primary factor. The Plan recognizes realized gains and losses using the revalued cost method whereby realized gains and losses are calculated on sales proceeds less current value at the beginning of the year or acquisition cost if acquired during the year. Unrealized gains and losses are calculated as the current value of the investment held at the end of the year less the current value at the beginning of the year or acquisition cost if acquired during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

    DISTRIBUTIONS PAYABLE

    In accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, "Audits of Employee Benefit Plans" dated May 1, 1995, benefit payments payable to terminated participants totaling $3,487,045 and $951,979 at December 31, 1995 and 1994, respectively, have not been included in the statement of net assets available for benefits.

    The following summarizes the fund information for the distributions payable at December 31, 1995 and 1994.


                         DECEMBER 31,  DECEMBER 31,
    FUND INFORMATION        1995          1994
    ----------------        ----          ----
    Money Market        $  885,400      $ 32,800
    Fixed Income           101,701        53,369
    Balanced               956,616       832,911
    Equity                 294,304        22,078
    Common Stock         1,249,024        10,821
                        ----------      --------
                        $3,487,045      $951,979
                        ==========      ========

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Beginning with the Plan year ended December 31, 1995, the option to defer payment of benefits was offered to terminating participants. The following summarizes, by fund, the amount of deferred benefits allocated to participants but not yet distributed at December 31, 1995:


                        DECEMBER 31,
     FUND INFORMATION       1995
     ----------------  ------------
     Money Market        $  120,067
     Fixed Income           299,711
     Balanced             1,353,091
     Equity                 743,498
     Common Stock         2,463,130
                         ----------
                         $4,979,497
                         ==========



2.   PLAN DESCRIPTION

     GENERAL

     The Union Planters Corporation Thrift and Savings Plan and the Union
     Planters   Corporation Thrift and Savings Trust were adopted effective
     January 1, 1982 and restated effective January 1, 1986 to maintain compliance with certain legislative requirements which had been revised. Effective January 1, 1989, the Union Planters Corporation Thrift and Savings Plan was converted into the Union Planters Corporation 401(k) Retirement Savings Plan. In July 1994, the Plan was amended to permit each participant in the Plan to elect among five investment fund options, including shares of Union Planters Corporation Common Stock having a par value of $5.00 per share, commencing December 1, 1994. Before this amendment, the participants were permitted no such investment choices under the Plan. Accordingly, on December 1, 1994, certain investments held by the Plan were transferred at fair value to certain common trust funds managed by Union Planters National Bank in exchange for equivalent value interests in the common trust funds.

     The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a 401(k) Retirement Savings Plan Administrative Committee (the "Committee") composed of certain Corporation affiliated members appointed by the Corporation's Board of Directors (the "Board"). In 1986, the Board appointed Union Planters National Bank as Trustee of the Plan. The Trustee receives all contributions and pays benefits in accordance with instructions given by the Committee. The Plan sponsor is the Corporation.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------



2.   PLAN DESCRIPTION (CONTINUED)

     The Plan is available to all employees of the Corporation and its participating subsidiaries who complete one year of service and work 1,000 or more hours per year. Participation may be elected by the employee the first day of any month following the satisfaction of the eligibility requirements.

     CONTRIBUTIONS

     In order to participate, the employee must elect a Member Basic Contribution, which may be 1% to 16% of the employee's gross salary up to $150,000 or Base Pay if Base Pay is greater than $150,000. The maximum contributions allowable by law were $9,500 and $9,240 for the twelve-month period ended December 31, 1995 and the one-month period ended December 31, 1994, respectively. The amount is increased each year based on the cost of living index. This contribution is made through pretax payroll deductions and is matched by the Corporation up to 6% of compensation based on a percentage determined by the employee's length of service as follows: 50% for employees with up to 10 years of participating service, 75% for employees with 10 to 25 years of participating service and 100% for employees with 25 or more years of participating service. The matching percentage for employees who have participated in the Plan since its inception is determined based on their years of total service rather than their participating service.

     Once the Member Basic Contribution has been elected, the employee may elect several additional contribution options (none of which are matched by the Corporation) as follows:

     Flex dollar contribution - an employee may elect to have all or a portion of Corporation provided flexible benefit dollars invested in their Plan account.

     Rollover contribution - an employee receiving a lump sum distribution from a qualified retirement plan may choose to invest all or part of that distribution in the Plan. Participation in the Member Basic Contribution in prior periods is not required to make a rollover contribution.

     In addition to the normal matching of Member Basic Contributions, the Corporation may elect to contribute an additional discretionary amount to the Plan. No such additional contributions were made during the twelve-month period ended December 31, 1995 or the one-month period ended December 31, 1994.

     VESTING

     Plan participants are 100% vested in their contributions and the flex dollar contributions made on their behalf, including earnings through the most recent Plan year end. Earnings become vested interests in the Plan quarterly. Any non-vested earnings accruing during the year in which an employee terminates are forfeited by the employee. Additionally, vesting in Corporation contributions and related earnings commences after five years of participating service with 100% vesting. Total vesting also occurs upon total disability, death, retirement or other events as defined

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------

2.   PLAN DESCRIPTION (CONTINUED)

     by the Plan. As of each Plan year-end, any amounts which have been forfeited during the Plan year are first made available to reinstate previously forfeited balances of former participants. Remaining forfeitures, if any, are allocated at the sole discretion of the Corporation. Upon retirement, total disability or death, participants or their beneficiaries become eligible for distribution within 60 days following the Plan year-end. Upon termination, participants become eligible for distribution within 60 days following the end of the month of such termination.

     PARTICIPANT LOANS

     The Plan Administrator may make loans to Plan participants only for purposes Of purchasing a primary residence or for post-secondary education of an immediate family member.

     PLAN TERMINATION

     Although it has expressed no intent to do so, the Corporation has the right Under the terms of the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. In such event, Plan participants would become 100% vested in all contributions and earnings.

     All necessary expenses of the Plan may be paid by the Plan; however, the Corporation has customarily paid these expenses and presently intends to continue this practice.

     INVESTMENT OPTIONS

     Upon enrollment in the Plan, a participant may direct employee contributions in any of the following five investment options:

     Money Market Option - Participant directed funds are invested in money market funds which invest only in U.S. Government securities.
     Typically, these investments are U.S. Treasury Bills and short-term U.S. Treasury notes maturing in six months or less.

     Fixed Income Option - Participant directed funds are primarily invested in the Employee Benefit Trust's Fixed Income Fund of Union Planters National Bank and the Westport Bank & Trust Company Managed Guaranteed Investment Contract Fund. These funds invest in a wide range of high-quality, intermediate-term bonds and investment contracts. Issuers include the U.S. Government, U.S. Government agencies and well-known corporations, banks and insurance companies.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------


2.   PLAN DESCRIPTION (CONTINUED)

     Balanced Option - Participant directed funds are primarily invested in the Employee Benefit Trust's Equity Fund of Union Planters National Bank and the Employee Benefit Trust's Fixed Income Fund of Union Planters National Bank which provide a balanced portfolio of bonds and stocks. This option has a long-term goal of investing 60% in fixed income securities and 40% in equity securities.

     Equity Option - Participant directed funds are invested in the Employee Benefit Trust's Equity Fund of Union Planters National Bank which invests in a broad mix of growth and income-oriented stocks and mutual funds, including securities from international and global markets.

     Common Stock Option - Participant directed funds are invested solely in Union Planters Corporation common stock.

     If a participant does not make a timely investment election with respect to their entire account balance, their account balance (or undirected portion thereof) will automatically be invested in the Balanced Option.


3.   FUND INFORMATION

     The following summarizes the fund information for the statement of net assets available for benefits and the statement of changes in net assets available for benefits:

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------

3.   FUND INFORMATION (CONTINUED)


                                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                                                    DECEMBER 31, 1995
                                              --------------------------------------------------------------------------------
                                                                              FUND INFORMATION
                                              --------------------------------------------------------------------------------
                                              PARTICIPANT       MONEY       FIXED                                   COMMON
                                                 LOANS         MARKET      INCOME        BALANCED      EQUITY        STOCK
                                              -----------  ------------   -----------  ------------  -----------  ------------
ASSETS

Investments, at fair value
  Short term investments                        $          $ 3,764,291    $              $           $ 1,110,909  $  1,011,234
  Common stock                                                                                                      22,407,430
  Equity common trust funds                                                               10,821,977  13,980,742
  Fixed income common trust funds                                           4,304,595     14,546,197
  Notes receivable from participants             211,139
                                                --------   -----------    -----------    ----------- -----------  ------------
    Total investments                            211,139     3,764,291      4,304,595     25,368,174  15,091,651    23,418,664

Cash                                                               100                                       100         2,289
Due from brokers                                                                             103,568
Accrued interest and dividends receivable            129        17,780            221            161       2,185           592
Contributions receivable
  Employee
  Employer
                                                --------   -----------    -----------    ----------- -----------  ------------
    Total assets                                 211,268     3,782,171      4,304,816     25,471,903  15,093,936    23,421,545

LIABILITIES
  Due to brokers                                                               89,314                  1,056,000
                                                --------   -----------    -----------    ----------- -----------  ------------
NET ASSETS AVAILABLE FOR BENEFITS               $211,268   $ 3,782,171    $ 4,215,502    $25,471,903 $14,037,936  $ 23,421,545
                                                ========   ===========    ===========    =========== ===========  ============


                                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                                                    DECEMBER 31, 1995
                                              --------------------------------------------------------------------------------
                                                                              FUND INFORMATION
                                              --------------------------------------------------------------------------------
                                                 OTHER         TOTAL
                                                -------     -----------
ASSETS

Investments, at fair value
  Short term investments                        $    359   $ 5,886,793
  Common stock                                              22,407,430
  Equity common trust funds                                 24,802,719
  Fixed income common trust funds                           18,850,792
  Notes receivable from participants                           211,139
                                                --------   -----------
    Total investments                                359    72,158,873

Cash                                                 100         2,589
Due from brokers                                               103,568
Accrued interest and dividends receivable            732        21,800
Contributions receivable
  Employee                                       190,472       190,472
  Employer                                       114,225       114,225
                                                --------   -----------
    Total assets                                 305,888    72,591,527

LIABILITIES
  Due to brokers                                             1,145,314
                                                --------   -----------
NET ASSETS AVAILABLE FOR BENEFITS               $305,888   $71,446,213
                                                ========   ===========

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

3.   FUND INFORMATION (CONTINUED)

                                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                                                    DECEMBER 31, 1994
                                              --------------------------------------------------------------------------------
                                                                              FUND INFORMATION
                                              --------------------------------------------------------------------------------
                                               PARTICIPANT     MONEY          FIXED                    EQUITY         COMMON
                                                 LOANS         MARKET        INcome        Balanced   Investment       Stock
                                              -----------  ------------  ------------  ------------  ------------  -----------

ASSETS

Investments, at fair value
  Short term investments                       $      99   $ 3,838,002     $274,594      $             $ 362,221    $  609,945
  Common stock                                                                                                       2,740,449
  Equity common trust funds                                                               10,457,789   7,340,697
  Fixed income common trust funds                                         4,040,742       15,323,391
  Notes receivable from participants             189,948
                                               ---------   -----------  -----------     ------------  ----------   -----------
    Total investments                            190,047     3,838,002    4,315,336       25,781,180   7,702,918     3,350,394

 Due from brokers                                    545        17,135          496        1,149,479       1,211           100
 Accrued interest and dividends receivable         1,356                         86                          113           606
 Contributions receivable
     Employee
     Employer
                                               ---------   -----------  -----------     ------------  ----------   -----------
        Total assets                             191,948     3,855,137    4,315,918       26,930,659   7,704,242     3,351,100

LIABILITIES
 Due to Union Planters National Bank              13,780                    269,999          900,000     360,000
                                               ---------   -----------  -----------     ------------  ----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS              $ 178,168   $ 3,855,137  $ 4,045,919     $ 26,030,659  $7,344,242   $ 3,351,100
                                               =========   ===========  ===========     ============  ==========   ===========

                                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                                                    DECEMBER 31, 1994
                                              --------------------------------------------------------------------------------
                                                                              FUND INFORMATION
                                              --------------------------------------------------------------------------------
                                                OTHER          TOTAL
                                               -------      -----------
ASSETS

Investments, at fair value
  Short term investments                       $           $ 5,084,861
  Common stock                                               2,740,449
  Equity common trust funds                                 17,798,486
  Fixed income common trust funds                           19,364,133
  Notes receivable from participants                           189,948
                                               --------    -----------
    Total investments                                       45,177,877

 Due from brokers                                   256      1,169,222
 Accrued interest and dividends receivable        1,170          3,331
 Contributions receivable
     Employee                                   146,864        146,864
     Employer                                   135,092        135,092
                                               --------    -----------
        Total assets                            283,382     46,632,386

LIABILITIES
 Due to Union Planters National Bank                         1,543,779
                                               --------    -----------
NET ASSETS AVAILABLE FOR BENEFITS              $283,382    $45,088,607
                                               ========    ===========

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------


3.   FUND INFORMATION (CONTINUED)

                                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                            FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 1995
                                              ------------------------------------------------------------------------------
                                                                              FUND INFORMATION
                                              ------------------------------------------------------------------------------
                                              PARTICIPANT      MONEY         FIXED                                  COMMON
                                                 LOANS        MARKET        INCOME       BALANCED      EQUITY        STOCK
                                                 -----        ------        ------       --------      ------       ------
INVESTMENT INCOME
     Interest and dividends                     $ 20,758   $  196,275     $    7,512    $     9,694  $    12,543  $   455,750
   Net realized gain on sale of
   investments                                                                91,486        513,616       76,772      631,041
 Net change in unrealized appreciation
      in the fair value of investments                                       359,587      3,952,883    2,554,105    4,135,883
                                                --------   ----------     ----------    -----------  -----------  -----------
    Net investment income                         20,758      196,275        458,585      4,476,193    2,643,420    5,222,674
                                                --------   ----------     ----------    -----------  -----------  -----------
CONTRIBUTIONS AND ROLLOVERS
  Employee contributions                                      380,319        446,449      1,664,672    1,125,198    1,237,204
  Employer contributions                                      327,665        350,369      1,224,165      812,644      896,088
  Rollovers of assets                                           1,068          1,068                       2,136       85,003
                                                --------   ----------     ----------    -----------  -----------  -----------
    Total contributions and rollovers                  -      709,052        797,886      2,888,837    1,939,978    2,218,295
                                                --------   ----------     ----------    -----------  -----------  -----------
    Total additions                               20,758      905,327      1,256,471      7,365,030    4,583,398    7,440,969

DISTRIBUTIONS
 Payments to participants                           (429)  (2,699,182)    (1,442,012)    (6,719,568)  (1,561,348)  (4,328,517)
                                                --------   ----------     ----------    -----------  -----------  -----------
Net increase (decrease)                           20,329   (1,793,855)      (185,541)       645,462    3,022,050    3,112,452
Mergers of other plans                                      1,892,110      1,256,569                   1,552,118   14,558,219
Net transfers                                     12,771     (171,221)      (901,445)    (1,204,218)   2,119,526    2,399,774
Net assets available for benefits:
Beginning of period                              178,168    3,855,137      4,045,919     26,030,659    7,344,242    3,351,100
                                                --------   ----------     ----------    -----------  -----------  -----------
End of period                                   $211,268   $3,782,171     $4,215,502    $25,471,903  $14,037,936  $23,421,545
                                                ========   ==========     ==========    ===========  ===========  ===========


                                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                            FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 1995
                                              ------------------------------------------------------------------------------
                                                                              FUND INFORMATION
                                              ------------------------------------------------------------------------------

                                                   OTHER         TOTAL
                                                  -------     -----------
INVESTMENT INCOME
     Interest and dividends                     $   30,472   $   733,004
   Net realized gain on sale of
   investments                                                 1,312,915
 Net change in unrealized appreciation
      in the fair value of investments                        11,002,458
                                                ----------   -----------
    Net investment income                           30,472    13,048,377
                                                ----------   -----------
CONTRIBUTIONS AND ROLLOVERS
  Employee contributions                           190,472     5,044,314
  Employer contributions                           114,225     3,725,156
  Rollovers of assets                               37,739       127,014
                                                ----------   -----------
    Total contributions and rollovers -            342,436     8,896,484
                                                ----------   -----------
    Total additions                                372,908    21,944,861

DISTRIBUTIONS
 Payments to participants                             (979)  (16,752,035)
                                                ----------   -----------
Net increase (decrease)                            371,929     5,192,826
Mergers of other plans                           1,905,764    21,164,780
Net transfers                                   (2,255,187)            -
Net assets available for benefits:
Beginning of period                                283,382    45,088,607
                                                ----------   -----------
End of period                                   $  305,888   $71,446,213
                                                ==========   ===========

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

3.       FUND INFORMATION (CONTINUED)


                                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                             FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 1994
                                       --------------------------------------------------------------------------------------------
                                                                             FUND INFORMATION
                                       --------------------------------------------------------------------------------------------
                                       PARTICIPANT   MONEY       FIXED                   EQUITY       COMMON
                                          LOANS     MARKET      INCOME      BALANCED   INVESTMENT     STOCK      OTHER     TOTAL
                                          -----     ------      ------      --------   ----------     -----      -----     -----
INVESTMENT INCOME
  Interest and dividends                $  1,511  $   25,104  $       86  $            $      113  $      605  $  1,326 $    28,745
  Net realized gain on sale of
    investments                                                                 5,653                                         5,653
  Net change in unrealized appreciation
    in the fair value of investments                              11,004      169,096      79,904      32,813               292,817
                                        --------  ----------  ----------  -----------  ----------  ----------  -------- -----------
      Net investment income                1,511      25,104      11,090      174,749      80,017      33,418     1,326     327,215
                                        --------  ----------  ----------  -----------  ----------  ----------  -------- -----------

CONTRIBUTIONS AND ROLLOVERS
  Employee contributions                              15,048      15,171       96,392      27,539      12,593   146,864     313,607
  Employer contributions                               9,099       9,173       58,280      16,651       7,613   135,092     235,908
  Rollovers of assets                                                                       1,877                             1,877
                                        --------  ----------  ----------  -----------  ----------  ----------  -------- -----------
      Total contributions and rollovers        -      24,147      24,344      154,672      46,067      20,206   281,956     551,392
                                        --------  ----------  ----------  -----------  ----------  ----------  -------- -----------
      Total additions                      1,511      49,251      35,434      329,421     126,084      53,624   283,282     878,607

DISTRIBUTIONS
  Payments to participants                            (7,422)     (1,910)     (50,522)     (5,915)     (4,413)              (70,182)
                                        --------  ----------  ----------  -----------  ----------  ----------  -------- -----------

Net increase                               1,511      41,829      33,524      278,899     120,169      49,211   283,282     808,425
Mergers of other plans                                55,225     138,408      223,805     123,436      74,045               614,919
Net assets available for benefits:
  Beginning of period                    176,657   3,758,083   3,873,987   25,527,955   7,100,637   3,227,844       100  43,665,263
                                        --------  ----------  ----------  -----------  ----------  ----------  -------- -----------
  End of period                         $178,168  $3,855,137  $4,045,919  $26,030,659  $7,344,242  $3,351,100  $283,382 $45,088,607
                                        ========  ==========  ==========  ===========  ==========  ==========  ======== ===========

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------




4. INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS AVAILABLE FOR BENEFITS

   The following schedule details investments which represent 5% or more of net assets available for benefits at December 31, 1995:


                                             UNITS/
             NAME OF INVESTMENT             PAR VALUE     COST     FAIR VALUE
             ------------------             ---------  ----------  ----------
  SHORT TERM INVESTMENTS
  ----------------------
   Federated Treasury Obligations Fund      3,764,291  $3,764,291  $3,764,291

  COMMON STOCK
  ------------

   Union Planters Corporation Common
     Stock                                    702,978   9,884,919  22,407,430

  COMMON TRUST FUNDS
  ------------------

   Employee Benefit Trust's Equity Fund of
     Union Planters National Bank             247,630  19,571,872  24,802,719

   Employee Benefit Trust's Fixed Income
     Fund of Union Planters National Bank     146,483  10,680,363  12,145,933

   Westport Bank & Trust Company
     Managed Guaranteed Investment
     Contract Fund                            317,616   4,745,183   6,581,859


5.   REALIZED GAIN ON SALE OF INVESTMENTS

   The net realized gain on sale of investments is summarized as follows:


                                                  FOR THE         FOR THE
                                                TWELVE-MONTH    ONE-MONTH
                                                PERIOD ENDED    PERIOD ENDED
                                                DECEMBER 31,    DECEMBER 31,
                                                   1995            1994
                                                   ----            ----
     Common stock                               $  631,041        $    -
     Common trust funds                            673,147         5,653
     Mutual funds                                   15,329             -
                                                ----------        ------
      Net realized gain on sale of investments  $1,319,517        $5,653
                                                ==========        ======

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------


6. UNREALIZED APPRECIATION

   The net change in unrealized appreciation in the fair value of investments is summarized as follows:


                                                  FOR THE       FOR THE
                                                TWELVE-MONTH   ONE-MONTH
                                                PERIOD ENDED  PERIOD ENDED
                                                DECEMBER 31,  DECEMBER 31,
                                                    1995          1994
                                                    ----          ----

      Common stock                               $ 4,135,884      $ 32,812
      Common trust funds                           6,866,574       251,973
      Other                                                          8,032
                                                 -----------      --------
         Net change in unrealized appreciation
          in the fair value of investments       $11,002,458      $292,817
                                                 ===========      ========



7. ROLLOVERS OF ASSETS

   During the twelve-month period ended December 31, 1995 and the one-month period ended December 31, 1994, the Plan received rollovers of account balances from various participants in retirement and benefit plans of various subsidiaries of the Corporation along with individual rollovers totaling $127,014 and $1,877, respectively.

8. RELATED PARTY TRANSACTIONS

   Certain Plan investments are shares of a money market fund managed by Union Planters National Bank and common trust funds of Union Planters National Bank. Union Planters National Bank is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. As previously noted, all necessary expenses of the Plan have been customarily paid by the Corporation.

9. INCOME TAX STATUS

   The Plan received a favorable determination letter from the Internal Revenue Service dated April 5, 1986 indicating that the Plan is qualified under Internal Revenue Code Section 401(a) and, therefore, not subject to tax under Section 501(a). A determination letter has been requested regarding the amendments to the Plan relative to qualification under Section 401(k) and the Tax Reform Act of 1986. The Corporation believes the amendments to the Plan qualify under the Internal Revenue Code of 1986.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------

10. SUBSEQUENT EVENTS

   Subsequent to December 31, 1995, several additional plans of the Corporation's subsidiaries were merged with the Plan by transferring approximately $3,820,000 of net assets.

UNION PLANTERS CORPORATION                                            SCHEDULE 1
401(K) RETIREMENT SAVINGS PLAN
SCHEDULE OF INVESTMENTS AT DECEMBER 31, 1995
- -------------------------------------------------------------------------------

                                                   UNITS/                   FAIR
NAME OF INVESTMENT                               PAR VALUE     COST         VALUE
- ------------------                               ---------     ----         -----

SHORT-TERM INVESTMENTS
- ----------------------

  AIM Institutional Prime Fund                   2,122,143  $ 2,122,143  $ 2,122,143

  Federated Treasury Obligations Fund            3,764,291    3,764,291    3,764,291

* Union Planters National Bank

   Hi-Yield Masternote                                 359          359          359
                                                 ---------  -----------  -----------
           Total short-term investments          5,886,793    5,886,793    5,886,793


COMMON STOCK
- ------------
* Union Planters Corporation Common Stock          702,978    9,884,919   22,407,430
                                                 ---------  -----------  -----------


EQUITY COMMON TRUST FUNDS
- -------------------------
* Employee Benefit Trust's Equity Fund
   of Union Planters National Bank                 247,630   19,571,872   24,802,719
                                                 ---------  -----------  -----------

FIXED INCOME COMMON TRUST FUNDS
- -------------------------------
* Employee Benefit Trust's Fixed Income Fund
   of Union Planters National Bank                 146,483  10,680,363   12,145,933

 Westport Bank & Trust Company
   Managed Guaranteed Investment Contract
   Fund (Trust Employer Identification
   Number 62-0859006)                              317,616    4,745,183    6,704,859
                                                 ---------  -----------  -----------

   Total fixed income common trust funds           464,099   15,425,546   18,850,792
                                                 ---------  -----------  -----------

   Total common trust funds                        711,729   34,997,418   43,653,511
                                                 ---------  -----------  -----------


NOTES RECEIVABLE FROM PARTICIPANTS
- ----------------------------------

 Notes receivable from participants, secured by
  vested interests in plan assets, interest at
  8.5% to 9% (Union Planters National Bank
  floating consumer prime rate), with original
  maturities of one to seven years                 211,139      211,139      211,139
                                                 ---------  -----------  -----------

      Total investments                          7,512,639  $50,980,269  $72,158,873
                                                 =========  ===========  ===========


* Represents an investment with a party-in-interest.  See Note 8.

UNION PLANTERS CORPORATION                                           SCHEDULE II
401(K) RETIREMENT SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS(1)
FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 1995
- -------------------------------------------------------------------------------

                                    SALES       COST OF     VALUE AT DATE   GAIN ON
      NAME OF INVESTMENT         PROCEEDS(2)    ASSETS      OF TRANSACTION  SALE(2)
                                 -----------  ----------    --------------  --------

Employee Benefit Trust's Fixed
Income Fund of Union Planters
National Bank
   Various purchases                     -    $1,595,996      $1,595,996
   Various sales                $3,144,315     2,922,595       3,144,315  $ 221,720

Employee Benefit Trust's Equity
Fund of Union Planters National
Bank
   Various purchases                     -     5,056,995       5,056,995
   Various sales                 3,580,504     3,124,883       3,580,504    455,671

Vanguard Index 500
   Various purchases                     -     1,550,000       1,550,000
   Various sales                 1,565,329     1,550,000       1,565,329     15,329

Union Planters Corporation
Common Stock
   Various purchases                     -     4,998,428       4,998,428
   Various sales                 2,531,456     1,210,082       2,531,456  1,321,374









(1) Reportable transactions are individual or groups of similar transactions as defined which exceed 5% of Plan assets as of the beginning of the year.

(2)  There were no expenses incidental to these transactions.

                                                                       EXHIBIT B






                      CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-55257) of Union Planters Corporation of our report dated April 12, 1996 appearing on page 4 of Exhibit A of the Annual Report of the Union Planters Corporation 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 1995.



/s/Price Waterhouse LLP
Memphis, Tennessee
June 21, 1996